1875 K Street N.W.
Washington, DC 20006-1238
Tel: 202 303 1000
Fax: 202 303 2000

January 22, 2015

VIA EDGAR

Ms. Mary A. Cole

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	iShares, Inc. (the “Company”)

(Securities Act File No. 033-97598 and

Investment Company Act File No. 811-09102)

Post-Effective Amendment No. 407

Dear Ms. Cole:

This letter responds to your comments with respect to the filing of post-effective amendment number 407 to the Company’s registration statement, filed on October 29, 2014, to add iShares MSCI Emerging Workforce ETF (the “Fund”) as a series of the Company pursuant to Rule 485(a) under the Securities Act of 1933.

The comment was provided in a telephone conversation on January 13, 2015. For your convenience, your comment is summarized below and the comment is followed by the Company’s response. Capitalized terms have the meanings assigned in the Fund’s prospectus unless otherwise defined in this letter.

Comment No. 1: Consider whether frontier markets risk should be included as a risk in the prospectus.

Response: Given the current composition of the Underlying Index, the Fund’s exposure to frontier markets is not currently a principal risk of the Fund. Risks of Investing in Frontier Markets is, however, disclosed in the Statement of Additional Information (“SAI”).

Comment No. 2: Under “More Information About the Fund,” “[t]he Fund’s investment objective and the Underlying Index may be changed without shareholder approval.” Consider adding that shareholder notice would be provided if the Fund’s investment objective and Underlying Index were to change.

Response: The Fund will provide shareholders with prior notice of a change in the investment objective or Underlying Index as may be required under the Investment Company Act of 1940 and the rules thereunder. The SAI states that the Fund will provide 60 days’ prior written notice of any change to the Fund’s policy to invest at least 80% of the value of its net assets, plus the amounts of any borrowings for investment purposes, in securities of the Underlying Index or in Depositary Receipts representing securities of the Underlying Index.

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The Company has authorized us to represent on its behalf that, with respect to filings made by the Company with the SEC and reviewed by the Staff, it acknowledges that:

(a)	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

(b)	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings; and

(c)	the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions or need further information, please call me at (202) 303-1124.

Sincerely,

/s/ Benjamin J. Haskin
Benjamin J. Haskin

cc:	Ed Baer

Katherine Drury

Michael Gung

Seong Kim